Exhibit 99.2

For Immediate Release	July 3, 2007

CANADIAN SUPERIOR SPUDS “VICTORY” WELL
ON “INTREPID” BLOCK 5(C) OFFSHORE TRINIDAD

CALGARY, ALBERTA—(CCNMatthews – July 3, 2007) - Canadian Superior Energy Inc. (“Canadian Superior”) (TSX:SNG)(AMEX:SNG) and its financial partner Challenger Energy Corp. (“Challenger”) (TSX VENTURE:CHQ) (AMEX:CHQ) jointly announced today that the “Victory” well on Canadian Superior’s “Intrepid” Block 5(c) offshore Trinidad has been spudded and the drilling of the main section of the well has commenced after successfully completing the drilling and casing of the 36 inch surface (top) section of the well.

Mike Coolen, Canadian Superior’s Chief Executive Officer, said today, in Calgary, Alberta, Canada, “We are pleased to commence drilling of the main sections of the ‘Victory’ well after having completed drilling and casing the 36” surface (top) section of the ‘Victory’ well to a depth of 1,094 ft (333.5 m) subsea.  Conductor casing (30 inch) has been run and is cemented in place. The 36” surface (top) section was completed after spending 2 ½ days drilling a 12 ¼ “ offsetting test pilot hole at the ‘Victory’ location to ensure proper selection of upper casing points and proper operation of the Kan Tan IV semi-submersible drilling rig that we are using on the well. The Kan Tan IV is drilling the ‘Victory’ well in approximately 806 feet (246 m) of water about 60 miles (96 kilometers) off the east coast of Trinidad.”

The Kan Tan IV has been contracted by Canadian Superior to drill a multi-well program of three (3) back-to-back exploration wells, on three (3) separate and distinct large natural gas prospects, “Victory”, “Bounty” and “Endeavour” on Canadian Superior’s “Intrepid Block 5(c). The wells will evaluate three (3) separate large natural gas prospects, each with multi-TCF potential, that have been delineated by extensive 3D seismic that Canadian Superior has evaluated and interpreted over its “Intrepid” Block 5(c). The “Victory” well has a planned Total Depth (“TD”) of approximately 16,870 feet (5,142 meters) and is expected to take approximately another 90 days to drill and evaluate. On Canadian Superior’s website, the website will be providing daily interactive update(s) of drilling operations on the “Victory” well plus photos of the rig and/or periodic webcasts from the rig. See: Canadian Superior’s website, www.cansup.com, for Daily Drilling Depth Chart(s), Geological Prognosis for the well, photographs, and location of the well offshore Trinidad and other features of the interactive website.

Canadian Superior is paying 2/3 of the estimated US $45 million to drill the “Victory” well to obtain a 75% production share in the well with its financial partner, Challenger Energy Corp. of Calgary, Alberta, Canada (TSX.V:CHQ) (AMEX:CHQ) paying 1/3 of the cost of the well to earn a 25% production share.

Canadian Superior is a Calgary, Alberta, Canada based oil and gas exploration and production company with operations Offshore Trinidad and Tobago, Offshore Nova Scotia, Canada and in Western Canada. See Canadian Superior’s website at www.cansup.com to review Canadian Superior’s operations Offshore Trinidad, in Western Canada and its Offshore Nova Scotia interests.  Canadian Superior has approximately 20,000 shareholders worldwide, including some of the top institutional shareholders in North America.

Challenger Energy Corp. is a Calgary, Alberta, Canada based oil and gas exploration company which is currently focusing on “high impact” oil and gas plays offshore Trinidad and Tobago and offshore Nova Scotia. See www.chaenergy.ca for information on Challenger.

This news release contains forward-looking information, including estimates, projections, interpretations, prognoses and other information that may or relates to future production, project start-ups and future capital spending. Actual results, estimates, projections, interpretations, prognoses and/or estimated results could differ materially due to changes in project schedules, operating performance, demand for oil and gas, commercial negotiations or other technical and economic factors or revisions.

Statements contained in this news release relating to future results, events and expectations are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements involve known and unknown risks, uncertainties, scheduling, re-scheduling and other factors which may cause the actual results, performance, estimates, projections, interpretations, prognoses, schedules or achievements of the Corporation, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such statements. Such factors include, among others, those described in the Corporation’s annual report on Form 40-F or Form 20-F on file with the U.S. Securities and Exchange Commission.

For Further Information RELATED TO THIS NEWS RELEASE, Please Contact:

Canadian Superior Energy Inc.
Suite 2700, 605 – 5th Avenue S.W.
Calgary, Alberta, Canada T2P 3H5
Mike Coolen, Chief Executive Officer
Phone: (403) 294-1411
Fax:     (403) 216-2374

www.cansup.com

Challenger Energy Corp.
Suite 200, 744 - 4th Avenue S.W.
Calgary, Alberta, Canada T2P 3T4
Dan MacDonald, President
Phone: (403) 503-8810
Cell: (403) 554-1738
Fax:  (403) 503-8811

www.chaenergy.ca